MANAGEMENT’S DISCUSSION & ANALYSIS | December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This Management’s Discussion and Analysis (“MD&A”) dated February 11, 2021 presents an analysis of the financial position of CI Financial Corp. and its subsidiaries (“CI”) as at December 31, 2020, compared with December 31, 2019, and the results of operations for the quarter and year ended December 31, 2020, compared with the quarter and year ended December 31, 2019 and the quarter ended September 30, 2020.
CI’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. (“CI Investments”) and Assante Wealth Management (Canada) Ltd. (“AWM” or “Assante”). CI has two reportable segments: Asset Management and Wealth Management (formerly Asset Administration). These segments reflect CI’s current internal financial reporting, performance measurement, and strategic priorities. The Asset Management segment of the business includes the operating results and financial position of CI Investments and its subsidiaries, as well as the operating results and financial position of GSFM Pty Limited (“GSFM”). First Asset Investment Management Inc., formerly a subsidiary of CI Investments, was amalgamated on July 1, 2019. CI ETF Investment Management Inc. (“CI ETF”), formerly WisdomTree Asset Management Canada, Inc. and a subsidiary of CI Investments, was amalgamated on July 1, 2020. The Wealth Management segment includes the operating results and financial position of AWM and its subsidiaries, including Assante Capital Management Ltd. (“ACM”) and Assante Financial Management Ltd. (“AFM”), as well as the operating results and financial position of CI Investment Services Inc. (“CI Investment Services”, formerly BBS Securities Inc.), WealthBar Financial Services Inc., operating as CI Direct Investing (“CI Direct Investing”), Aligned Capital (“Aligned”), Surevest LLC (“Surevest”), OCM Capital Partners LLC (“One Capital”), The Cabana Group LLC (“Cabana”), Congress Wealth Management LLC (“Congress”), Balasa Dinverno Foltz LLC (“BDF”), Bowling Portfolio Management LLC (“Bowling”), Stavis & Cohen Private Wealth LLC (“Stavis Cohen”), Doyle Wealth Management LLC (“Doyle”), The Roosevelt Investment Group LLC (“Roosevelt”), and RGT Wealth Advisors LLC (“RGT”).  CI Private Counsel LP (“CIPC”), previously included in the Asset Management segment, is included in the Wealth Management segment effective January 1, 2020.  The impact of this change was to move revenue of approximately $69.0 million and related expenses to the Wealth Management segment in the year ended December 31, 2020. The operating results of prior periods have been restated for comparative purposes.

Q4 Financial Report	2	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

This MD&A contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control.  Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable.  Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of the coronavirus pandemic, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time.

The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.
This MD&A includes several non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full year results from period to period. Descriptions of these non-IFRS measures and reconciliations to the nearest IFRS measure, where necessary, are provided in the “Non-IFRS Measures” section of this MD&A. Note that figures in tables may not add due to rounding.

Q4 Financial Report	3	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

BUSINESS OVERVIEW
CI is a diversified wealth management firm and one of Canada’s largest independent asset management companies. CI’s principal business is the management, marketing, distribution and administration of investment products for Canadian investors. CI also provides financial advice, tax, retirement, estate and wealth planning services in Canada through Assante, CIPC, CI Direct Investing, Aligned, and in the United States through Surevest, One Capital, Cabana, Congress, BDF, Bowling, Stavis Cohen, Doyle, Roosevelt, and RGT. In addition, CI has asset management operations in Australia through its subsidiary GSFM. CI’s products are distributed primarily through brokers, independent financial planners and insurance advisors, including ACM, AFM, and Aligned financial advisors. CI operates through two business segments, Asset Management and Wealth Management.
The Asset Management segment provides the majority of CI’s income and derives its revenue principally from the fees earned on the management of investment funds and other fee-earning investment products. CI uses in-house teams and external investment managers to provide portfolio management services. These investment managers typically have long careers in the industry as well as extensive track records with CI. This lineup of investment managers provides a wide selection of styles and areas of expertise for CI’s funds and ETFs.
The Wealth Management segment (previously called Asset Administration) was renamed to better reflect CI’s performance measurement and business strategy, and now includes the results of operations of CIPC (previously in Asset Management). The Wealth Management segment derives its revenue principally from fees and commissions for providing financial planning and advice (which may include investment management services), and on the sale of investment funds and other financial products. Prior results have been restated for comparative purposes.
BUSINESS STRATEGY
In the fourth quarter of 2019, CI Financial announced a new strategic direction for the company, with the introduction of three strategic priorities:
•Modernize the asset management business
•Expand the wealth management platform
•Globalize the company
In establishing these priorities, CI sought input from a series of critical sources, including employees, clients, shareholders and industry analysts, and incorporated insights from observing market dynamics and industry trends. Each strategic priority builds on CI’s existing extensive capabilities to take advantage of opportunities in the marketplace.
A key factor in CI’s focus on modernizing its asset management business is that the rate and pace of change in the industry is at an all-time high, due to changes in demographics and investor preferences, changing client expectations for service and support, and ongoing regulatory change. This environment requires new services, new products and new approaches to meet investors’ changing needs.

Q4 Financial Report	4	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI also believes that the role of the advisor is more important than ever. As consumers' lives become increasingly complex and digital, CI’s breadth of capabilities uniquely positions the firm to be Canada's market leader; this is why expanding its wealth management platform is a strategic priority.
With scale becoming increasingly important in the industry and difficult to achieve in Canada alone, CI is globalizing the company. This strategic priority will also help the firm secure access to global talent to complement its existing capabilities.
In executing its strategy, the firm is leveraging its strategic foundation comprised of people, technology, speed and financial strength. By deploying its human capital and capabilities, driving advanced technology into everything the firm does, embedding new ways of working to be faster and more nimble, and maximizing the benefits of its financial strength, CI intends to maintain and grow its leadership in the asset management and wealth management industries.
As CI evolves to meet the challenges of a rapidly changing investment industry, it continues to make significant investments in key areas of the business to drive growth and broaden revenue opportunities, while prudently controlling expenditures.
As of November 17, 2020, the Corporation’s shares began trading on the New York Stock Exchange (“NYSE”) under the symbol CIXX. CI sought the listing to broaden its investor base, increase its corporate profile in the U.S. market, and provide the option of offering shares as part of the purchase price when acquiring companies in the U.S. The listing supports CI’s strategic priorities of globalizing the firm and expanding its wealth management platform.
COVID-19 IMPACT
The COVID-19 pandemic has contributed to significant volatility in the financial markets. CI activated its business continuity plan in early March 2020 to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors.  The extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, including attempts to mitigate its effects, is uncertain and will depend on future developments, which continues to be unpredictable and rapidly evolving. A more detailed discussion can be found in “Business Continuity Risk” of the “Risk Management” section of this report.
KEY PERFORMANCE DRIVERS
Total assets under management (“total AUM”) includes core assets under management (“core AUM”) and U.S. assets under management. The key performance indicator for the Asset Management segment is the level of core AUM, and for the Wealth Management segment, the level of wealth management assets. CI’s total AUM and wealth management assets are primarily driven by fund performance, gross sales and redemptions of investment products, attracting new clients and the addition of new assets from current clients. As most of CI’s revenues and expenses are based on daily asset levels throughout the year, average assets for a particular period are critical to the analysis of CI’s financial results. While some expenses, such as trailer fees, vary directly with the level of AUM, a portion of CI’s expenses do not, such as a portion of overhead, discretionary spend, and deferred sales commissions. Over the long term, CI manages the level of its discretionary spend to be

Q4 Financial Report	5	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

consistent with, or below, the growth in its revenue. In any given period, CI may choose to make investments in people or technology that benefit the long-term growth of the company.
CI uses several performance indicators to assess its results. These indicators are described throughout the results of operations and the discussion of the two operating segments and include the following measures prescribed by IFRS: net income and earnings per share; and measures not prescribed by IFRS: adjusted net income, adjusted earnings per share, operating cash flow, free cash flow, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, dealer gross margin, net debt, asset management margin, and SG&A efficiency margin. Descriptions of these non-IFRS measures and reconciliations to IFRS are provided below.

Q4 Financial Report	6	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

NON-IFRS MEASURES
CI reports certain financial information using non-IFRS measures as CI believes that these financial measures provide information that is useful to investors in understanding CI’s performance and facilitate a comparison of quarterly and full-year results from period to period.
ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
CI defines adjusted net income as net income, net of non-controlling interest, and net of other provisions and adjustments. CI uses adjusted net income and adjusted earnings per share to compare underlying profitability for different periods.

TABLE 1: ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE
[millions of dollars, except per share amounts]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Dec. 31, 2019	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Net Income	105.7	130.2	147.3	475.5	537.5
Add:
Legal and restructuring charges	39.6	—	—	45.9	26.6
Write-down of investments	1.6	—	—	1.6	—
Bond redemption costs	1.4	—	—	1.4	—
Less:
Non-controlling interest	0.6	(0.4)	(0.3)	(0.4)	(0.9)
Adjusted net income	147.6	130.6	147.5	524.8	565.0
Adjusted earnings per share	0.71	0.62	0.66	2.45	2.41
OPERATING CASH FLOW AND FREE CASH FLOW
CI measures its operating cash flow before the change in operating assets and liabilities, and the actual cash amount paid for interest and income taxes, as these items often distort the cash flow generated during the period. Operating assets and liabilities are affected by seasonality, the timing of interest payments depends on terms in specific debt instruments, and tax installments paid may differ materially from the cash tax accrual.
Free cash flow is calculated as operating cash flow, net of non-controlling interest, and net of other provisions and adjustments. CI uses this measure, among others, when determining how to deploy capital.

Q4 Financial Report	7	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 2: OPERATING CASH FLOW AND FREE CASH FLOW
[millions of dollars]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Dec. 31, 2019	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Cash provided by operating activities	77.3	140.1	157.0	542.0	558.0
Net change in working capital	31.6	4.3	11.3	(18.6)	23.2
Operating cash flow	108.9	144.4	168.3	523.4	581.2
Add:
Legal and restructuring charges	39.6	—	—	45.9	26.6
Write-down on investments	1.6	—	—	1.6	—
Bond redemption costs	1.4	—	—	1.4	—
Less:
Non-controlling interest	1.3	0.4	—	2.0	—
Free cash flow	150.2	143.9	168.3	570.2	607.8
EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN
CI uses EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted EBITDA, which it defines as EBITDA, net of non-controlling interest and other provisions and adjustments, to assess its underlying profitability prior to the impact of its financing structure, income taxes and amortization and depreciation. This permits comparisons of companies within the industry, normalizing for different financing methods and levels of taxation. Adjusted EBITDA is a measure of operating performance, a facilitator for valuation and a proxy for cash flow. Adjusted EBITDA margin expresses adjusted EBITDA as a percentage of total revenue.

Q4 Financial Report	8	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 3: EBITDA, ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN
[millions of dollars, except per share amounts]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Dec. 31, 2019	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Net Income	105.7	130.2	147.3	475.5	537.5
Add:
Interest and lease finance	17.8	17.3	14.2	65.4	55.4
Provision for income taxes	36.6	46.1	53.8	167.2	189.3
Amortization and depreciation[1]	14.2	11.5	8.2	44.2	32.9
EBITDA	174.2	205.1	223.5	752.4	815.1
EBITDA per share	0.83	0.97	0.99	3.51	3.48
Add:
Legal and restructuring provision	52.1	0.0	0.0	60.6	35.0
Write-down on investments	1.8	0.0	0.0	1.8	0.0
Bond redemption costs	1.9	0.0	0.0	1.9	0.0
Less:
Non-controlling interest	1.5	0.5	(0.2)	2.2	(0.4)
Adjusted EBITDA	228.4	204.5	223.7	814.5	850.5
Adjusted EBITDA per share	1.09	0.97	0.99	3.80	3.63

Total revenue	566.4	509.4	536.3	2,050.5	2,122.5
Adjusted EBITDA Margin	40.3%	40.2%	41.7%	39.7%	40.1%
1Includes amortization of equity accounted investments of $0.3 million for the quarter ended December 31, 2020 and $0.7 million for the year ended December 31, 2020 ($0.4 million for the quarter ended September 30, 2020, nil for the quarter ended December 31, 2019, and nil for the year ended December 31, 2019).
NET DEBT
CI calculates net debt as long-term debt (including the current portion) less cash and marketable securities, net of cash required for regulatory purposes and non-controlling interests. Net debt is a measure of leverage and CI uses this measure to assess its financial flexibility.

TABLE 4: NET DEBT
	As at	As at
[millions of dollars]	Dec. 31, 2020	Dec. 31, 2019
Current portion of long-term debt	203.8	449.5
Long-term debt	2,252.3	1,155.0
	2,456.1	1,604.5
Less:
Cash and short-term investments	483.6	118.4
Marketable securities, excluding CI Investment Services’ securities owned, at market	118.1	118.2
Add:
Regulatory capital and non-controlling interests	18.0	14.7
Net Debt	1,872.4	1,382.6

Q4 Financial Report	9	December 31, 2020

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DEALER GROSS MARGIN
CI monitors its operating profitability on the revenues earned within its Wealth Management segment by measuring its dealer gross margin, which is calculated as administration fee revenue less advisor and dealer fees (previously investment dealer fees), divided by administration fee revenue (all figures before inter-segment eliminations). CI uses this measure to assess the profitability of the Wealth Management segment before SG&A expenses.

TABLE 5: DEALER GROSS MARGIN
[millions of dollars]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Dec. 31, 2019	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Administration fees	167.9	128.2	120.4	530.1	457.5
Less:
Advisor and dealer fees	121.4	94.1	90.2	389.3	342.1
	46.5	34.1	30.2	140.8	115.4
Dealer gross margin	27.7%	26.6%	25.1%	26.6%	25.2%
ASSET MANAGEMENT MARGIN
CI assesses the overall performance of the asset management segment using a trailing 12-month asset management margin, where deferred sales commissions, trailer fees, and SG&A expenses are deducted from management fees and measured as a percentage of management fees (all figures are before inter-segment eliminations). This removes distortion caused by other revenues and expenses, eliminates the financing impact of back-end load funds, and eliminates revenue mix variances because it is measured as a percentage of management fees and not average AUM. Using a trailing 12-month margin eliminates any seasonality associated with SG&A expenses.

TABLE 6: ASSET MANAGEMENT MARGIN
[millions of dollars - trailing 12 months]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Mar. 31, 2020	Quarter ended Dec. 31, 2019
Management fees	1,650.1	1,681.2	1,718.9	1,783.1	1,802.3
Less:
Deferred sales commissions paid	8.0	9.1	10.4	12.1	13.5
Trailer fees	538.4	547.3	558.4	578.2	583.7
Net management fees	1,103.7	1,124.8	1,150.2	1,192.9	1,205.0
Less:
SG&A expenses	325.2	327.1	343.2	358.9	370.6
	778.4	797.7	807.0	834.0	834.4
Asset management margin	47.2%	47.4%	46.9%	46.8%	46.3%
SG&A EFFICIENCY MARGIN
CI uses a trailing 12-month SG&A efficiency margin to assess its costs relative to management fees earned, net of deferred sales commissions and trailer fees, which are not directly controllable by CI. SG&A expenses are subtracted from these net management fees and the remainder is measured as a percentage of net management fees. Using a trailing 12-month margin

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eliminates any seasonality associated with SG&A expenses.

TABLE 7: SG&A EFFICIENCY MARGIN
[millions of dollars - trailing 12 months]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Mar. 31, 2020	Quarter ended Dec. 31, 2019
Management fees	1,650.1	1,681.2	1,718.9	1,783.1	1,802.3
Less:
Deferred sales commissions paid	8.0	9.1	10.4	12.1	13.5
Trailer fees	538.4	547.3	558.4	578.2	583.7
Net management fees	1,103.7	1,124.8	1,150.2	1,192.9	1,205.0
Less:
SG&A expenses	325.2	327.1	343.2	358.9	370.6
	778.4	797.7	807.0	834.0	834.4
SG&A efficiency margin	70.5%	70.9%	70.2%	69.9%	69.2%

Q4 Financial Report	11	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

ASSETS AND SALES
CI is one of Canada’s largest independent investment fund companies with total assets under management of $135.1 billion and wealth management assets of $96.5 billion at December 31, 2020, as shown in Table 8. Core assets under management represents assets managed by CI Investments and GSFM. Operating results related to core assets under management are included in the Asset Management segment. U.S. assets under management are included in the Wealth Management segment as the related revenues are part of a holistic fee charged to clients for providing wealth management services. The operating results of CIPC, previously included in the Asset Management segment, are included in the Wealth Management segment effective January 1, 2020.  Assets and sales for the prior periods have been restated, in the respective segments, for comparative purposes.
Assets under management increased 3% year over year due to the acquisitions of CI ETF (formerly WisdomTree Asset Management Canada Inc.), One Capital, and Cabana, and positive investment performance, more than offsetting net redemptions of funds. The 91% increase in wealth management assets from last year was mainly due to the acquisitions of Surevest, One Capital, Cabana, Congress, BDF, Aligned, Bowling, Stavis Cohen, Doyle, Roosevelt and RGT. Total assets, which include mutual, segregated, separately managed accounts, structured products, exchange-traded funds, pooled funds and wealth management assets, were $231.5 billion at December 31, 2020, up $49.3 billion from $182.2 billion at December 31, 2019.

TABLE 8: TOTAL ASSETS
	As at	As at
[billions of dollars]	December 31, 2020	December 31, 2019	% change
Core assets under management[1]	129.6	131.7	(2)
U.S. assets under management	5.5	—	nmf
Total assets under management	135.1	131.7	3
Canadian wealth management	67.3	50.5	33
U.S. wealth management	29.2	—	nmf
Total wealth management assets	96.5	50.5	91
Total assets	231.5	182.2	27
1 Includes $32.6 billion of assets managed by CI and held by clients of advisors with Assante, Aligned, and CIPC as at December 31, 2020 and $29.0 billion of assets managed by CI and held by clients of advisors with Assante and CIPC as at December 31, 2019.
Despite a resurgence of COVID-19 cases and renewed lockdowns in many regions, markets trended upward during the fourth quarter of 2020, boosted by growing clarity around the outcome of the U.S. presidential election and significant COVID-19 vaccine progress. The S&P 500 Index experienced a pullback due to uncertainty in the days leading up to the U.S. election but soared in the weeks that followed, driven by the energy and financials sectors, to end the year at a new all-time high. The S&P 500 Index, a broad representation of the U.S. equity market, was up 6.7% for the fourth quarter and 14.4% for the year in Canadian-dollar terms. The MSCI World Index, which reflects returns for developed equity markets around the globe, was up 8.5% for the quarter and 12.2% for the year in Canadian-dollar terms.

Q4 Financial Report	12	December 31, 2020

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The Canadian economy was boosted by stronger demand for energy and higher oil prices in the fourth quarter, along with the approval of COVID-19 vaccines. While the S&P/TSX Composite Index has moved upward since its pandemic-induced low in March, the Canadian benchmark has yet to return to the record level reached in February. The index posted a gain of 7.7% for the quarter and 2.2% for the year.
Government benchmark interest rates remained unchanged in Canada, the U.S. and Europe during the final three-month period of the year. In December, the Bank of Canada held its benchmark interest rate steady at 0.25% after cutting rates in March in response to the COVID-19 pandemic. The Bank of Canada reiterated it will continue to buy Government of Canada bonds at a rate of about $4 billion per week to keep downward pressure on interest rates, and restated that it would keep the benchmark lending rate near zero until sometime in 2023. The U.S. Federal Reserve maintained its target for the federal funds rate at a range of 0% to 0.25%. The European Central Bank held interest rates on its main refinancing operations, marginal lending facility and key deposit rate at 0.00%, 0.25% and -0.50%, respectively and also expanded its monetary stimulus program.
The change in AUM during each of the past five quarters is detailed in Table 9 and a breakdown of CI’s sales is provided in Table 10.

TABLE 9: CHANGE IN TOTAL ASSETS UNDER MANAGEMENT
[billions of dollars]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Mar. 31, 2020	Quarter ended Dec. 31, 2019
Assets under management, beginning	128.312	125.563	111.065	131.741	129.615
Gross sales	4.863	4.320	3.998	5.103	4.430
Redemptions	7.003	6.330	5.910	7.824	6.324
Net sales	(2.140)	(2.010)	(1.911)	(2.721)	(1.894)
Acquisitions (divestitures)	—	—	3.957	1.033	—
Fund performance	8.880	4.759	12.452	(18.988)	4.020
Assets under management, ending	135.052	128.312	125.563	111.065	131.741
Average assets under management	131.246	129.021	120.104	127.163	130.542

Core assets under management, ending	129.591	123.605	121.286	111.065	131.741
Core average assets under management	126.233	124.626	118.413	127.163	130.542
CI reported $2.1 billion in overall net redemptions for the fourth quarter of 2020. CI’s Canadian retail business, excluding products closed to new investors, had $1.3 billion in net redemptions for the fourth quarter of 2020, an improvement of $0.2 billion from the third quarter of 2020 and up from $0.4 billion in net redemptions for the fourth quarter of 2019. CI’s Canadian institutional business had net redemptions of $0.9 billion for the fourth quarter of 2020, and represents an improvement of $0.5 billion over the same quarter a year ago. Sales at GSFM were relatively flat, with $36 million of net redemptions in the fourth quarter of 2020, and CI’s U.S. RIA business had $0.3 billion in net sales. CI’s closed business, comprised primarily of segregated fund contracts that are no longer available for sale, had $0.2 billion in net redemptions for the quarter.

Q4 Financial Report	13	December 31, 2020

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TABLE 10: SALES BREAKDOWN
	Quarter ended December 31, 2020			Quarter ended December 31, 2019
[millions of dollars]	Gross Sales	Redemptions	Net Sales	Gross Sales	Redemptions	Net Sales
Canadian Business
Retail	3,722	4,976	(1,255)	3,771	4,178	(407)
Institutional	302	1,226	(925)	383	1,853	(1,469)
	4,023	6,203	(2,180)	4,154	6,030	(1,876)
GSFM
Retail	276	116	160	79	33	46
Institutional	124	320	(197)	190	8	182
	400	436	(36)	269	41	228
U.S. RIAs	428	126	301	—	—	—
Closed Business	12	237	(226)	8	253	(245)
Total	4,863	7,003	(2,140)	4,430	6,324	(1,894)

Q4 Financial Report	14	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

RESULTS OF OPERATIONS
The table below presents the consolidated results of operations of CI.

TABLE 11: SELECTED ANNUAL INFORMATION
	Fiscal Years Ending December 31
[millions, except per share amounts]	2020	2019	2018

Management fees	$1,635.8	$1,789.1	$1,933.6
Total revenue	$2,050.5	$2,122.5	$2,236.4
Selling, general & administrative	$449.4	$489.3	$512.6
Total expenses	$1,407.7	$1,395.7	$1,393.1
Income before income taxes	$642.7	$726.8	$843.3
Income taxes	$167.2	$189.3	$225.5
Non-controlling interest	($0.4)	($0.9)	$0.4
Net income available to shareholders	$476.0	$538.4	$617.5

Adjusted net income[1]	$524.8	$565.0	$617.5
Free cash flow[1]	$570.2	$607.8	$655.5

Basic earnings per share	$2.22	$2.30	$2.38
Diluted earnings per share	$2.21	$2.29	$2.38
Adjusted earnings per share[1]	$2.45	$2.41	$2.38

Adjusted EBITDA[1]	$814.5	$850.5	$906.2

Total assets	$6,360	$4,368	$4,292
Gross debt	$2,456	$1,604	$1,504
Net debt[1]	$1,872	$1,383	$1,255

Average shares outstanding	214.1	234.3	259.3
Shares outstanding	210.4	221.8	243.7
Share price	$15.78	$21.71	$17.28
Market capitalization	$3,319	$4,815	$4,212
[1]Adjusted net income, adjusted earnings per share, free cash flow, adjusted EBITDA and net debt are not standardized earnings measures prescribed by IFRS. Descriptions of these non-IFRS measures, as well as others, and reconciliations to IFRS, where necessary, are provided in the "Non-IFRS Measures" section of this MD&A.

Q4 Financial Report	15	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 12: SUMMARY OF QUARTERLY RESULTS
[millions of dollars, except per share amounts]	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
INCOME STATEMENT DATA
Management fees	415.9	410.4	386.9	422.6	447.3	448.4	451.0	442.4
Administration fees	125.6	86.8	75.9	76.2	78.2	73.2	71.7	69.5
Other revenues	24.9	12.1	12.7	0.5	10.8	7.0	8.2	14.9
Total revenues	566.4	509.4	475.4	499.3	536.3	528.6	530.9	526.8

Selling, general & administrative	116.7	108.8	109.0	115.0	113.8	124.6	124.8	126.1
Trailer fees	129.4	128.0	121.0	131.1	138.7	139.1	140.4	136.9
Advisor and dealer fees	87.0	60.3	53.6	52.5	55.4	51.7	50.6	48.5
Deferred sales commissions paid	1.4	1.4	1.4	3.2	2.4	2.6	3.1	4.6
Interest and lease finance	17.8	17.3	15.8	14.6	14.2	13.8	13.7	13.7
Amortization and depreciation	13.9	11.0	10.0	8.6	8.2	8.2	8.3	8.2
Other expenses	58.0	6.2	3.8	11.0	2.3	2.4	37.4	1.6
Total expenses	424.2	333.0	314.6	335.9	335.2	342.4	378.5	339.6

Income before income taxes	142.2	176.3	160.8	163.4	201.1	186.2	152.4	187.2
Income taxes	36.6	46.1	41.1	43.5	53.8	47.4	40.9	47.2
Non-controlling interest	0.6	(0.4)	(0.4)	(0.3)	(0.3)	(0.2)	(0.3)	(0.1)
Net income attributable to shareholders	105.0	130.6	120.2	120.2	147.5	139.0	111.9	140.0

Earnings per share	0.50	0.62	0.56	0.55	0.66	0.60	0.47	0.58
Diluted earnings per share	0.50	0.61	0.55	0.54	0.65	0.60	0.47	0.58

Dividends paid per share	0.18	0.18	0.18	0.18	0.18	0.18	0.18	0.18

Year Ended December 31, 2020
For the year ended December 31, 2020, CI reported net income attributable to shareholders of $476.0 million ($2.22 per share) versus $538.4 million ($2.30 per share) for the year ended December 31, 2019 as seen in Table 11 above. Net income for the year ended December 31, 2020 included a $6.2 million ($8.5 million before tax) restructuring provision in the first quarter, $39.6 million ($52.1 million before tax) of legal and severances charges, $1.6 million ($1.8 million before tax) of investment write-downs, and $1.4 million ($1.9 million before tax) of losses from the early redemption of bonds in the fourth quarter of 2020. Net income for the year ended December 31, 2019 included a restructuring provision of $26.6 million ($35.0 million before tax) related to severances and technology write downs in the second quarter. Excluding the non-recurring items in both periods, CI’s adjusted net income attributable to shareholders was $524.8 million ($2.45 per share) for 2020 and $565.0 million ($2.41 per share) for 2019. The year-over-year decrease in adjusted net income was primarily a result of lower management fees due to lower average AUM.

Q4 Financial Report	16	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI’s total revenue was $2,050.5 million in 2020, a decrease of 3.4% when compared to total revenue of $2,122.5 million in 2019. Total revenue included realized and unrealized gains on investments of $6.9 million in 2020 and $10.8 million in 2019. Similar to net income, the decrease in total revenue was primarily due to a decrease in management fees, as average AUM declined 2.2% offset by acquisitions made in the Wealth Management segment during 2020.
For the year ended December 31, 2020, SG&A expenses were $449.4 million, down 8.1% from $489.3 million for the year ended 2019. While CI has been selectively investing in high-growth opportunities and other initiatives, the decrease in SG&A from last year was largely a result of management’s efforts to contain discretionary expenses in the legacy side of its asset management business, partially offset by acquisitions made in the Wealth Management segment during 2020. As a percentage of average core AUM, SG&A expenses were 0.362%, down from 0.377% last year.
During 2020, CI paid $7.5 million in deferred sales commissions, compared with $12.8 million in 2019. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Interest expense of $65.4 million was recorded for the year ended December 31, 2020 compared with $55.4 million for the year ended December 31, 2019. The change in interest expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.
For 2020, CI recorded $167.2 million in income tax expense for an effective tax rate of 26.0%, compared to $189.3 million, or 26.0%, in 2019. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable.
Quarter Ended December 31, 2020
For the quarter ended December 31, 2020, CI reported net income attributable to shareholders of $105.0 million ($0.50 per share) down from $147.5 million ($0.66 per share) for the quarter ended December 31, 2019 and down from $130.6 million ($0.62 per share) for the quarter ended September 30, 2020 as seen in Table 12 above. The fourth quarter of 2020 included $39.6 million ($52.1 million before tax) of legal and severances charges, $1.6 million ($1.8 million before tax) of investment write-downs, and $1.4 million ($1.9 million before tax) of losses from the early redemption of bonds. Excluding the non-recurring items in the current quarter, adjusted net income attributable to shareholders was $147.6 million ($0.71 per share). The slight increase from the prior year was mainly due to cost containment efforts offsetting lower management fees from lower average AUM and the increase from the prior quarter was mainly due to higher average AUM and an increase in client based revenue from the wealth management segment.
CI’s total revenue was $566.4 million in the fourth quarter of 2020, an increase of 5.6% when compared to total revenue of $536.3 million in the same period in 2019. On a consecutive quarter basis, total revenue increased 11.2% from $509.4 million. Total revenue included realized and unrealized gains on investments of $9.6 million in the fourth quarter of 2020, compared with $3.0 million in the same period in 2019, and $4.8 million in the prior quarter. The increase from the prior year was related to acquisitions made during the year. The increase from the prior quarter was due to higher asset-based revenue from higher average assets, the inclusion of Congress and BDF for a full quarter, and acquisitions made during the current quarter.

Q4 Financial Report	17	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

For the quarter ended December 31, 2020, SG&A expenses were $116.7 million, up 2.5% from $113.8 million in the same quarter of 2019 and up from $108.8 million in the prior quarter. The increase in SG&A from the prior year was related to acquisitions made during the year. The increase from the prior quarter was due to the inclusion of Congress and BDF for a full quarter, and acquisitions made during the current quarter. As an annualized percentage of average core AUM, SG&A expenses were 0.368%, up from 0.346% for the fourth quarter of last year and 0.347% for the prior quarter.
In the fourth quarter of 2020, CI paid $1.4 million in deferred sales commissions, compared with $2.4 million in the same quarter of 2019 and $1.4 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Interest expense of $17.8 million was recorded for the quarter ended December 31, 2020 compared with $14.2 million for the quarter ended December 31, 2019 and $17.3 million for the quarter ended September 30, 2020. The change in interest expense reflects the changes in average debt levels and interest rates, as discussed under the Liquidity and Capital Resources section.
For the fourth quarter of 2020, CI recorded $36.6 million in income tax expense for an effective tax rate of 25.7% compared to $53.8 million, or 26.8%, in the fourth quarter of 2019, and $46.1 million, or 26.1%, in the prior quarter. The effective tax rate for the current quarter was lower than comparable periods due to the tax effect of unrealized gains on investments and translation-related foreign exchange gains. CI’s effective tax rate may differ from its statutory tax rate, which is currently 26.5%, as a result of some expenses being nondeductible or partially deductible, or some revenue items not being fully taxable.
ASSET MANAGEMENT SEGMENT
The Asset Management segment is CI’s largest business segment and its operating results are presented in Table 13. This segment excludes U.S. assets under management, as the related revenues are part of a holistic fee charged to clients for providing wealth management services. Accordingly, the key performance indicator for the asset management segment is the level of core AUM. As of January 1, 2020, the operating results of CI Private Counsel LP (previously included in the Asset Management segment) are included in the Wealth Management segment and operating results in the prior periods have been restated for comparative purposes.

Q4 Financial Report	18	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

TABLE 13: RESULTS OF OPERATIONS - ASSET MANAGEMENT SEGMENT
[millions of dollars]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Dec. 31, 2019	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Management fees	419.6	414.1	450.7	1,650.1	1,802.3
Other revenue	(1.1)	4.0	1.6	(4.6)	4.0
Total revenue	418.5	418.1	452.4	1,645.5	1,806.3

Selling, general and administrative	82.5	78.4	84.4	325.2	370.6
Trailer fees	137.2	135.3	146.1	538.4	583.7
Deferred sales commissions paid	1.5	1.5	2.6	8.0	13.5
Amortization and depreciation	6.7	6.0	5.4	24.7	21.8
Other expenses	50.7	3.7	1.0	66.8	38.7
Total expenses	278.6	224.9	239.6	963.2	1,028.3

Non-controlling interest	0.4	0.1	0.3	0.9	0.7
Income before taxes and non-segmented items	139.5	193.1	212.5	681.4	777.2
Year Ended December 31, 2020
Revenues
Revenues from management fees were $1,650.1 million for the year ended December 31, 2020, a decrease of 8.4% from $1,802.3 million for the year ended December 31, 2019. Net of inter-segment amounts, management fees were $1,635.8 million for 2020, versus $1,789.1 million for 2019. The decrease in management fees was mainly due to the 4.4% decrease in core average AUM and a decline in the management fee rate. The management fee rate has been generally declining due to a change in CI’s mix of business towards newer products with lower pricing, products that do not pay trailer fees, as well as new pricing initiatives intended to keep CI’s products competitive. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of average core AUM were 0.889%, down from 0.928% for 2019.
For the twelve months ended December 31, 2020, other revenue was $(4.6) million versus $4.0 million for the twelve months ended December 31, 2019. Other revenue in 2020 included a $1.9 million loss on the early repurchase of bonds, and $6.9 million of realized and unrealized gains on investments. This compares with $10.8 million of gains on investments in 2019. Other revenue for the year also included inter-segment related foreign exchange losses of $11.3 million that were offset by gains in the Wealth Management segment (nil in 2019).
SG&A expenses for the Asset Management segment were $325.2 million for 2020, compared with $370.6 million for 2019. The decrease from last year was primarily due to ongoing efforts to contain SG&A in the asset management segment. As a percentage of average core AUM, SG&A expenses were 0.262% for the year ended December 31, 2020, down from 0.286% for the year ended December 31, 2019.

Q4 Financial Report	19	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Trailer fees were $538.4 million for the twelve months ended December 31, 2020, down from $583.7 million for the twelve months ended December 31, 2019. Net of inter-segment amounts, this expense was $509.4 million for the 2020 versus $555.2 million for 2019. The decrease related to the change in average AUM as well as the change in asset mix towards products that do not pay trailer fees.
In 2020, before inter-segment eliminations, CI paid $8.0 million in deferred sales commissions, compared with $13.5 million in 2019. Consistent with the industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Other expenses for the year ended December 31, 2020 were $66.8 million, compared to $38.7 million for the year ended December 31, 2019. As discussed earlier, 2020 included legal and restructuring charges and investment write-downs, $57.8 million of which related to the asset management segment, and 2019 included a restructuring provision, of which $32.4 million related to the asset management segment.
The asset management margin for 2020 was 47.2% compared to 46.3% in 2019. CI was able to hold the annual margin relatively steady through cost containment measures in response to declining fees. During periods of declining AUM and/or fee rates, CI’s management will respond by strategically reducing SG&A. Another measure that CI uses to assess its costs is the SG&A efficiency margin. This measure differs from the asset management margin as it is calculated as a percentage of net management fees (management fees less trailers and deferred sales commissions), and measures CI’s profitability without regard to purchase option preferences available to clients. CI’s 2020 SG&A efficiency margin was 70.5%, a slight improvement from 69.2% in 2019. The calculations and definitions of asset management margin and SG&A efficiency margin can be found in the “Non-IFRS Measures” section.
Income before taxes and non-segmented items for CI’s largest segment was $681.4 million for the year ended December 31, 2020, down 12.3% from $777.2 million for the year ended December 31, 2019. Excluding inter-segment foreign exchange losses and non-recurring items discussed earlier, income before taxes and non-segmented items was $752.5 million for the year ended December 31, 2020 and $809.6 million for the year ended December 31, 2019.
Quarter Ended December 31, 2020
Revenues
Revenues from management fees were $419.6 million for the quarter ended December 31, 2020, a decrease of 6.9% from $450.7 million for the quarter ended December 31, 2019 and an increase of 1.3% from $414.1 million for the quarter ended September 30, 2020. Net of inter-segment amounts, management fees were $415.9 million for the fourth quarter of 2020, versus $447.3 million for the fourth quarter of 2019, and $410.4 million for the third quarter of 2020. The decrease in management fees from the prior year was due to a decline in core average AUM and the management fee rate, and the increase in management fees from the prior quarter was mainly due to an increase in core average AUM. Net management fees (management fees less trailer fees and deferred sales commissions) as a percentage of core average AUM were 0.886%, down from 0.918% for the fourth quarter last year and relatively unchanged from 0.885% for the prior quarter.
For the quarter ended December 31, 2020, other revenue was $(1.1) million versus $1.6 million for the quarter ended December 31, 2019 and $4.0 million for the quarter ended September 30, 2020. Other revenue included a $1.9 million loss on

Q4 Financial Report	20	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

the early repurchase of bonds, and $9.6 million of realized and unrealized gains on investments in the fourth quarter of 2020. This compares with $3.0 million of gains on investments in the same period in 2019, and $4.8 million of gains in the prior quarter. Other revenue also included inter-segment related foreign exchange losses of $11.7 million that were offset by gains in the Wealth Management segment. This compared to nil in the fourth quarter of 2019, and $1.5 million of inter-segment related gains in the prior quarter.
Expenses
SG&A expenses for the Asset Management segment were $82.5 million for the quarter ended December 31, 2020, compared with $84.4 million for the fourth quarter in 2019 and $78.4 million for the prior quarter. Changes from the prior periods are primarily due to changes in variable SG&A and management’s efforts to modernize its asset management business and contain costs in this segment. As a percentage of core average AUM, SG&A expenses were 0.260% for the quarter ended December 31, 2020, relatively unchanged from 0.256% for the quarter ended December 31, 2019 and 0.250% for the quarter ended September 30, 2020.
Trailer fees were $137.2 million for the quarter ended December 31, 2020, down 6.1% from $146.1 million for the quarter ended December 31, 2019 and up 1.4% from $135.3 million for the quarter ended September 30, 2020. Net of inter-segment amounts, this expense was $129.4 million for the quarter ended December 31, 2020 versus $138.7 million for the fourth quarter of 2019 and $128.0 million for the third quarter of 2020. Changes from the prior periods are due to changes in core average AUM.
In the fourth quarter of 2020, before inter-segment eliminations, CI paid $1.5 million in deferred sales commissions, compared with $2.6 million in the same quarter of 2019 and $1.5 million in the prior quarter. Consistent with the Canadian mutual fund industry, CI’s sales into deferred load funds have been steadily decreasing over the past decade.
Other expenses for the quarter ended December 31, 2020 were $50.7 million, compared to $1.0 million for the quarter ended December 31, 2019 and $3.7 million for the quarter ended September 30, 2020. As discussed earlier, other expenses for the fourth quarter of 2020 included legal and restructuring charges and investment write-downs, $49.3 million of which related to the asset management segment.
On a trailing 12-month basis, CI’s asset management margin was 47.2%, up from 46.3% for the same period last year. CI’s current quarter SG&A efficiency margin was 70.6%, down from 72.1% in the fourth quarter of last year and relatively unchanged from 71.7% in the prior quarter. The calculations and definitions of asset management margin and SG&A efficiency margin can be found in the “Non-IFRS Measures” section. The asset management margin for the fourth quarter of 2020 was 47.3% compared to 48.3% in the fourth quarter of 2019 and 48.0% in the prior quarter.
Income before taxes and non-segmented items for the segment was $139.5 million for the quarter ended December 31, 2020, down 34.4% from $212.5 million in the same period in 2019 and down 27.8% from $193.1 million in the previous quarter. Excluding inter-segment related foreign exchange losses and non-recurring items discussed earlier, income before taxes and non-segmented items was $202.4 million for the quarter ended December 31, 2020 compared with $212.5 million for the quarter ended December 31, 2019, and $191.6 million for the prior quarter.

Q4 Financial Report	21	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

WEALTH MANAGEMENT SEGMENT
The Wealth Management segment operating results are presented in Table 14. As of January 1, 2020, the operating results of CI Private Counsel LP (previously included in the Asset Management segment) are included in the Wealth Management segment and operating results in the prior periods have been restated for comparative purposes. The results also comprise all revenues and expenses from U.S. wealth management companies, including those derived from the management of investment products.

TABLE 14: RESULTS OF OPERATIONS - WEALTH MANAGEMENT SEGMENT
[millions of dollars]	Quarter ended Dec. 31, 2020	Quarter ended Sep. 30, 2020	Quarter ended Dec. 31, 2019	Year ended Dec. 31, 2020	Year ended Dec. 31, 2019
Administration fees	167.9	128.2	120.4	530.1	457.5
Other revenue	26.0	8.1	9.2	54.8	36.9
Total revenue	194.0	136.3	129.6	584.9	494.4

Selling, general and administrative	38.0	34.3	32.9	138.8	131.8
Advisor and dealer fees	121.4	94.1	90.2	389.3	342.1
Amortization and depreciation	7.2	5.0	2.8	18.8	11.1
Other expenses	7.3	2.6	1.3	12.2	5.1
Total expenses	173.9	135.9	127.1	559.0	490.1

Non-controlling interest	0.4	(0.5)	(0.9)	(1.2)	(2.1)
Income before taxes and non-segmented items	19.7	0.8	3.4	27.1	6.4
Year Ended December 31, 2020
Revenues
Administration fees were $530.1 million for 2020, an increase of 15.9% from $457.5 million for 2019. The increase in administration fees from last year related to higher average wealth management assets and acquisitions made during the year. Net of inter-segment amounts, administration fee revenue was $364.4 million for the year ended December 31, 2020, up from $292.5 million for the year ended December 31, 2019.
For the year ended December 31, 2020, other revenue was $54.8 million, up from $36.9 million for the year ended December 31, 2019. Other revenue is derived mainly from non-advisor associated activities, and included inter-segment related foreign exchange gains of $11.3 million in 2020 that were offset by losses in the Asset Management segment (nil in 2019). Advisor and dealer fees were $389.3 million for 2020 compared to $342.1 million for 2019. Net of inter-segment amounts, advisor and dealer fees were $253.4 million, up from $206.3 million for the prior year. The increase from the prior year is consistent with changes in client asset levels and associated administration fee revenues.

Q4 Financial Report	22	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 5, dealer gross margin was $140.8 million or 26.6% of administration fee revenue for the year ended December 31, 2020 compared to $115.4 million or 25.2% for the year ended December 31, 2019.
SG&A expenses for the segment were $138.8 million for the twelve months ended December 31, 2020 compared to $131.8 million for the twelve months ended December 31, 2019. Net of inter-segment amounts, SG&A was $124.2 million for the year ended December 31, 2020 compared to $118.6 million for the year ended December 31, 2019. The increase in SG&A was attributable to acquisitions made in the Wealth Management segment during the year.
Other expenses were $12.2 million for 2020, up from $5.1 million for 2019. As discussed earlier, 2020 included legal and restructuring charges, of which $4.6 million related to the wealth management segment, and 2019 included a restructuring provision, of which $2.6 million related to the wealth management segment.
The Wealth Management segment had income before taxes and non-segmented items of $27.1 million for the year ended December 31, 2020, compared to $6.4 million for the year ended December 31, 2019. Excluding inter-segment related foreign exchange gains and non-recurring items discussed earlier, income before taxes and non-segmented items was $20.3 million for the year ended December 31, 2020 and $9.0 million for the year ended December 31, 2019.
Quarter Ended December 31, 2020
Revenues
Administration fees were $167.9 million for the quarter ended December 31, 2020, an increase of 39.5% from $120.4 million for the same period a year ago and an increase of 31.0% from $128.2 million for the prior quarter. The increase from the prior year was related to higher average wealth management assets and acquisitions made during the year. The increase from the prior quarter was related to higher average wealth management assets, the inclusion of Congress and BDF for a full quarter, and acquisitions made during the current quarter. Net of inter-segment amounts, administration fee revenue was $125.6 million for the quarter ended December 31, 2020, up from $78.2 million for the quarter ended December 31, 2019 and up from $86.8 million for the quarter ended September 30, 2020.
For the quarter ended December 31, 2020, other revenue was $26.0 million, up from $9.2 million for the quarter ended December 31, 2019 and up from $8.1 million for the prior quarter. Other revenue is derived mainly from non-advisor associated activities, and included inter-segment related foreign exchange gains of $11.7 million in the fourth quarter of 2020, that were offset by losses in the Asset Management segment. This compares with nil in the fourth quarter of 2019, and $1.5 million of inter-segmented related losses in the prior quarter.

Q4 Financial Report	23	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

Expenses
Advisor and dealer fees were $121.4 million for the quarter ended December 31, 2020 compared to $90.2 million for the fourth quarter of 2019 and $94.1 million for the quarter ended September 30, 2020. Net of inter-segment amounts, advisor and dealer fees were $87.0 million, up from $55.4 million for the same quarter last year and up from $60.3 million for the prior quarter. Increases from prior periods are mainly a result of acquisitions, and are consistent with changes in client asset levels and associated administration fee revenues.
As discussed in the “Non-IFRS Measures” section of this MD&A and as set out in Table 5, dealer gross margin was $46.5 million or 27.7% of administration fee revenue for the quarter ended December 31, 2020 compared to $30.2 million or 25.1% for the fourth quarter of 2019 and $34.1 million or 26.6% for the previous quarter.
SG&A expenses for the segment were $38.0 million for the quarter ended December 31, 2020 compared to $32.9 million in the fourth quarter of 2019 and $34.3 million in the third quarter of 2020. Net of inter-segment amounts, SG&A was $34.1 million for the fourth quarter of 2020, compared with $29.4 million for the fourth quarter of 2019 and $30.4 million for the third quarter of 2020. The increase in SG&A from both comparable periods was attributable to acquisitions made in the U.S. registered investment advisor business.
Other expenses were $7.3 million for the quarter ended December 31, 2020, up from $1.3 million in the same quarter of 2019 and up from $2.6 million in the third quarter of 2020. As discussed earlier, other expenses for the fourth quarter of 2020 included legal and restructuring charges, of which $4.6 million related to the wealth management segment. Depreciation and amortization expenses were $7.2 million for the quarter ended December 31, 2020, up from $2.8 million for the quarter ended December 31, 2019 and up from $5.0 million for the prior quarter. The increase from both prior periods was related to the depreciation of right-of-use assets and amortization of intangibles due to the acquisitions made in the segment.
The Wealth Management segment had income before taxes and non-segmented items of $19.7 million for the quarter ended December 31, 2020, compared to $3.4 million for the fourth quarter of 2019 and $0.8 million for the prior quarter. Excluding inter-segment foreign exchange gains and legal and restructuring charges described earlier, income before taxes and non-segmented items was $12.6 million for the fourth quarter of 2020, compared to $3.4 million for the fourth quarter of 2019 and $2.3 million for the prior quarter.
LIQUIDITY AND CAPITAL RESOURCES
CI generated $570.2 million of free cash flow in 2020, compared to $607.8 million for the same period in 2019. Reconciliations of free cash flow to cash provided by operating activities are provided in the “Non-IFRS Measures” section and set out in Table 2.
CI primarily uses cash flow to fund capital expenditures, fund acquisitions, pay down debt, pay dividends on its shares, and repurchase shares through its normal course issuer bid. At current levels of cash flow and anticipated dividend payout rates, CI expects to meet its obligations and support planned business operations.

Q4 Financial Report	24	December 31, 2020

| MANAGEMENT’S DISCUSSION & ANALYSIS |

CI’s cash flows may fluctuate, primarily in the first quarter, as a result of the balance of cash income taxes and incentive compensation related to the prior year being paid at the end of February.

TABLE 15: SUMMARY OF CASH FLOWS
	Year ended	Year ended
[millions of dollars]	December 31, 2020	December 31, 2019
Free cash flow	570.2	607.8
Less:
Investments in marketable securities, net of marketable securities sold	(6.0)	(25.2)
Capital expenditures	12.0	12.4
Share repurchases, net of shares issued	257.9	447.3
Dividends paid	155.3	170.8
(Increase) / decrease in debt	(846.0)	(99.5)
Acquisitions, net of cash acquired	527.3	26.1
Working capital and other items	104.4	94.8
	204.9	626.7
Net change in cash	365.2	(18.8)
Cash at January 1	118.4	137.2
Cash at December 31	483.6	118.4
During 2020, CI invested $17.6 million in marketable securities and received $23.6 million in proceeds from the disposition of marketable securities. Excluding CI Investment Services’ securities owned, at market, the fair value of CI’s investments as of December 31, 2020 was $118.1 million. This was comprised of seed capital investments in CI funds and strategic investments.
During the year ended December 31, 2020, CI invested $12.0 million in capital assets, down slightly from $12.4 million in the year ended December 31, 2019. These investments related primarily to leasehold improvements and technology.
During the year ended December 31, 2020, CI repurchased 14.0 million shares under its normal course issuer bid at a total cost of $257.9 million, or $18.42 per share. CI had 210,358,710 shares outstanding at the end of December, which differs from CI’s TSX-listed shares outstanding of 210,857,394 by the amount of restricted employee shares held in trust.
CI paid dividends of $155.3 million during the year ended December 31, 2020. The Board of Directors declared a quarterly dividend of $0.18 per share, payable on July 15, 2021, to shareholders of record on June 30, 2021.
The statement of financial position for CI at December 31, 2020 reflected total assets of $6.360 billion, an increase of $1,992.0 million from $4.368 billion at December 31, 2019. This change was primarily due to acquisitions made during the year.
CI’s cash and cash equivalents increased by $365.2 million in 2020 to $483.6 million, mainly due to restructuring debt, as described in greater detail below. In 2020, CI used $527.3 million, net of cash acquired, to fund acquisitions. Accounts receivable and prepaid expenses increased by $70.7 million to $240.8 million as of December 31, 2020. Capital assets increased by $1.0 million during the twelve months ended December 31, 2020 as a result of $13.3 million in capital additions, including those from acquisitions, less $12.3 million in amortization.

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Total liabilities increased by $1,873.7 million during 2020 to $4.742 billion at December 31, 2020. The main contributors to the change in liabilities were an increase in debt and changes to working capital.
At December 31, 2020, CI had $2,466.0 million in outstanding debentures with a weighted average interest rate of 3.64% and a carrying value of $2,456.6 million. In May 2020, CI issued $450 million of debentures, to ensure sufficient liquidity during a period of market uncertainty in anticipation of an upcoming maturity in December. In December, CI issued US$700 million of debentures with a 10-year maturity, and announced its intention to use part of the proceeds towards the early redemption of debentures maturing in November 2021. CI completed the early redemption in January, resulting in a $1.9 million loss ($1.4 million after tax) in the fourth quarter of 2020. Subsequent to the year-end, CI raised an additional US$260 million by re-opening the December debenture issuance and announced its intention to redeem $325 million of debentures scheduled to mature in July 2023. On December 31, 2020, CI had drawn nil against its $700 million credit facility. Principal repayments on any drawn amounts are only required at the maturity of the facility, which is December 11, 2021.
Net debt, as discussed in the “Non-IFRS Measures” section and as set out in Table 4, was $1,872.4 million at December 31, 2020, up from $1,382.6 million at December 31, 2019. The average gross debt level for the year ended December 31, 2020 was $1,881.7 million, compared to $1,587.4 million for the same period last year.
At December 31, 2020, CI was in a positive working capital position. This, in addition to the availability of its credit facility, reflects the ability of CI to meet its cash flow requirements.
CI’s ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA were 2.7 to 1 and 2.1 to 1, respectively. CI was within its financial covenants with respect to its credit facility, which required that the debt to EBITDA ratio remain below 3.0 to 1, and assets under management not fall below $85 billion, based on a rolling 30-day average.
Shareholders’ equity was $1.582 billion at December 31, 2020, an increase of $88.5 million from December 31, 2019.
RISK MANAGEMENT
CI is exposed to a number of risks that are inherent in the asset and wealth management business. Some factors which introduce or exacerbate risk are within the control of management and others are, by their nature, outside of CI’s direct control but must still be managed. Effective risk management is a key component to achieving CI’s business objectives and protecting company and client assets. It is an ongoing process involving the Board of Directors and the Company’s Risk Management Committee, comprising senior executives from CI’s core business and operating units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board of Directors.
The Risk Management Committee monitors, evaluates and manages risk to provide reasonable assurance to the Board that CI’s business strategies and activities are consistent with its risk appetite. Risk updates are regularly provided to the Audit and Risk Committee of CI’s Board.
CI has developed an enterprise-wide approach to identifying, measuring, monitoring and managing risk. The members of the Risk Management Committee identify and evaluate specific and material risks, applying both a quantitative and a qualitative

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analysis to assess the likelihood and impact of occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize, transfer or avoid negative consequences. These risk mitigation processes are implemented and monitored with each business unit.
The risks described below are not the only risks facing CI. The risks set out below are risks and uncertainties that the Risk Management Committee currently believe could materially affect CI’s future financial performance. The reader should carefully consider the risks described below, and the other information contained in this MD&A, including under the heading “Forward-Looking Statements” before making an investment decision.
MARKET RISK
Market risk is the risk of a financial loss resulting from adverse changes in underlying market factors, such as interest rates, foreign exchange rates, and equity and commodity prices. A description of each component of market risk is described below:
CI’s financial performance is indirectly exposed to market risk. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in the performance of CI’s investment funds and may adversely affect CI’s assets under management, management fees and revenues, which would reduce cash flow to CI and ultimately impact CI’s ability to meet its financial obligations.
MARKET RISK FOR THE ASSET MANAGEMENT SEGMENT
At December 31, 2020, approximately 29% of CI’s assets under management were held in fixed-income securities, which are exposed to interest rate risk. An increase in interest rates causes market prices of fixed-income securities to fall, while a decrease in interest rates causes market prices to rise. CI’s fund managers invest in a well-diversified portfolio of securities across issuers, durations and maturities, which reduces risk. CI estimates that a 100 basis point change in interest rates across the yield curve would cause a change of approximately $40 million to $50 million in annual pre-tax earnings in the Asset Management segment.
At December 31, 2020, about 41% of CI’s assets under management were based in Canadian currency. While CI’s concentration in Canadian currency assets reduces its exposure to foreign exchange risk, approximately 44% of CI’s assets under management were based in U.S. currency. Any change in the value of the Canadian dollar relative to U.S. currency will cause fluctuations in CI’s assets under management. CI estimates that a 10% change in Canadian/U.S. exchange rates would cause a change of approximately $20 million to $30 million in the Asset Management segment’s annual pre-tax earnings.
About 66% of CI’s assets under management were held in equity securities at December 31, 2020, which are subject to equity risk. Equity risk is classified into two categories: general equity risk and issuer-specific risk. CI employs internal and external fund managers to take advantage of their expertise in particular market niches, sectors and products and to reduce issuer-specific risk through diversification. CI estimates that a 10% change in the value of equities would cause a change of approximately $60 million to $70 million in annual pre-tax earnings.
Please note that exposures and sensitivities do not account for currency hedging that portfolio managers may employ. There are risks and limitations with relying on models and it is possible that actual results may differ from those presented above.

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CI has a control environment that ensures market risks are reviewed regularly. CI’s compliance group reviews and monitors CI’s fund and portfolio investments for compliance with investment policies and regulations. CI also reviews investment processes, portfolio positioning and attribution of results of its investment teams on a regular basis.
MARKET RISK FOR THE WEALTH MANAGEMENT SEGMENT
CI’s wealth management segment generated approximately 4.0% of the total income before non-segmented items for the twelve months ended December 31, 2020. Excluding inter-segment related foreign exchange gains and non-recurring items, the wealth management segment generated approximately 2.6% of total income before non-segmented items. Investment advisors regularly review their client portfolios to assess market risk and consult with clients to make appropriate changes to mitigate it.
POLITICAL AND MACRO-ECONOMIC RISK
CI’s performance is directly affected by the performance of the financial markets which may be influenced by various political, demographic and macro-economic conditions or events, including any political change and uncertainty in the United States and globally. These changes may cause significant volatility and decline in the global economy or specific international, regional and domestic financial markets which are beyond the control of CI. There can be no assurance that financial market performance will be favourable in the future. Any decline in financial markets or lack of sustained growth in such markets may result in a corresponding decline in performance, which could negatively impact CI’s business and impede the growth of CI’s assets under management and revenue.
REDEMPTION RISK
CI earns revenue primarily from management fees earned for advising and managing investment fund assets. The level of these assets is dependent on (i) sales; (ii) redemptions; and (iii) investment performance. Sales and redemptions may fluctuate depending on market and economic conditions, investment preference, or other factors.
Significant redemptions could adversely affect investor fund returns by impacting market values and increasing transaction costs or taxable distributions, which could negatively impact the prospects and operating results of CI.
A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also adversely affect fund liquidity, which in turn could negatively affect CI’s reputation and/or result in further declines in assets under management, all of which could have an unfavourable impact on our business, financial condition or operating results.
INFORMATION TECHNOLOGY RISK
CI uses information technology and the internet to streamline business operations and to improve the client and advisor experience. CI has, more recently, been expanding its online footprint by automating its product and service delivery systems and acquiring digital platforms. The use of information technology and the internet, email messaging and other online capabilities, however, exposes CI to information security risk that could have an adverse impact on its business. CI is dependent on its information security policies, procedures and capabilities to protect its computer and telecommunications

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systems and the data that it stores on or transmits through its information technology systems. Any information technology event, such as a cybersecurity breach or intrusion into CI’s information technology systems, or failure to implement sufficient controls, could result in unauthorized access to sensitive or confidential information, loss or theft of data, operational disruption, regulatory actions, legal liability or reputational harm.
CI actively monitors this risk and continues to develop and implement technology-enabled controls to protect against cyber threats that are becoming increasingly sophisticated and pervasive. In addition, CI has and will continue to implement safeguards to control access to sensitive information, through password protection, encryption of confidential information and other means. Notwithstanding these measures, CI cannot fully mitigate the risk associated with information technology security. CI is dependent on the efficiency and effectiveness of the technology it uses to secure its information technology environment and keeping pace with a continuously evolving information technology landscape. Malfunction of any technology used by CI or inability to keep pace with evolving cybersecurity advancements may increase CI’s exposure to cybersecurity risk.
CI’s business is also dependent on the physical integrity of its infrastructure, including its office space, storage centers and other facilities. CI has taken precautions to protect the physical security of its infrastructure, and the sensitive information contained therein, through passkey protection, limited after-hours access and clean desk policies. However, a breach of the physical integrity of CI infrastructure may leave sensitive information vulnerable to unauthorized access and use, increasing a possible security risk, which could negatively impact CI’s business and reputation.
DISTRIBUTION RISK
CI distributes its investment products through a number of distribution channels, including brokers, independent financial planners and insurance advisors. CI’s access to these distribution channels is impacted by the strength of the relationship with certain business partners and the level of competition faced from the financial institutions that own those channels. While CI continues to develop and enhance existing relationships, there can be no assurance that CI will, in the future, enjoy the level of access that it has in the past, which would adversely affect its sales of investment products.
COMPETITION RISK
CI operates in a highly competitive environment, with competition based on a variety of factors, including the range of products offered, brand recognition, investment performance, business reputation, financing strength, management and sales relationships, quality of service, level of fees charged and level of commissions and other compensation paid. CI competes with a large number of mutual fund companies and other providers of investment products, investment management firms, broker-dealers, banks, insurance companies and other financial institutions. Some of these competitors have, and potential future competitors may have, greater technical, financial, marketing, distribution or other resources than CI. The trend toward greater consolidation within the investment management industry has increased the strength of a number of CI’s competitors. CI’s competitors seek to expand market share by offering different products and services and more competitive pricing than those offered by CI. While CI continues to develop and market new products and services and remains competitive with respect to fees, there can be no assurance that CI will maintain its current standing or market share or

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investment performance relative to its competitors, which may adversely affect the business, financial condition or operating results of CI.
STRATEGIC RISK
Strategic risks are risks that directly impact the overall direction of CI and the ability of CI to successfully identify growth opportunities and implement proposed solutions. The key strategic risk is the risk that management fails to anticipate, and respond to, changes in the business environment, including demographic, regulatory and competitive changes. CI’s performance is directly affected by the financial market and business conditions, including the legislation and policies of the governments and regulatory authorities having jurisdiction over CI’s operations. These are beyond the control of CI; however, an important part of the risk management process is the ongoing review and assessment of industry and economic trends and changes. Strategies are then designed to effectively respond to any anticipated changes, including identifying acquisition opportunities, developing new business lines, introducing new products, and implementing cost control strategies.
Part of CI’s strategy includes strategic acquisitions and investments in growth opportunities. Strategic acquisitions may benefit CI through increasing fee earning assets, broadening CI’s distribution relationships, enhancing CI’s business capabilities and capturing cost synergies. CI embarks on a thorough due diligence process prior to any acquisition; however, there can be no assurances that the anticipated benefits of any acquisition will be achieved. The success of an acquisition is contingent upon many factors, including retaining key employees, securing assets acquired, obtaining legal and regulatory approvals, integrating operations and vendor relationships, and having favourable economic conditions.
BUSINESS CONTINUITY RISKS
CI's business, operations and financial results may be adversely affected by its ability to mitigate the effect of natural and man-made disasters, including floods, earthquakes, tornadoes, fires, civil unrest, wars, epidemics, and pandemics. The occurrence of any of these events may pose significant challenges to CI’s business continuity, either by exacerbating one or more of the other risks described in this section, or by introducing new risks. CI has a comprehensive and stress-tested business continuity plan in place to deal with any disaster-related scenario, however there can be no assurance that such plan will be effective to mitigate any adverse effects on CI’s business, financial condition or operating results as a result of any natural or man-made disasters or other similar events, including the recent COVID-19 pandemic.
COVID-19, which has been recognized by the World Health Organization as a pandemic, has spread rapidly and extensively across the globe. Efforts by governments to control the spread of COVID-19 have disrupted normal economic activity both domestically and globally and uncertainty related to the extent, duration and severity of the pandemic has contributed to significant volatility in the financial markets, which may result in a decline in equity and commodity prices and lower interest rates and a corresponding decline in CI’s assets under management. In addition, CI may face declines in its assets under management as a result of client redemptions related to a variety of COVID-19 related factors including general market pessimism, poor fund performance, or clients’ needs for immediate cash.
To control the spread of COVID-19, many governments at all levels have imposed severe restrictions on business activity and travel. Although certain of these restrictions have subsequently been eased, there can be no certainty when these

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restrictions will be fully lifted or that they will not be expanded. CI activated its business continuity plan in response to the COVID-19 pandemic to mitigate risks, maintain operational efficiency and service levels, and address the health and safety concerns of our employees, clients and advisors. With few exceptions, all of CI’s business operations are being carried out remotely. The extensive use of remote communication tools and third party services may lead to heightened cybersecurity and privacy risks. Market volatility, increased trading volumes and the requirement to work remotely may result in the deterioration in service levels of certain key service providers. Stress on technology resources, new workplace constraints, personal stress and health concerns may all lead to higher operational risks across all of CI’s businesses. With the emergence of several new services as business critical, key supplier risk may also increase significantly. As part of the plan, CI has implemented enhanced monitoring of network assets and management oversight of business processes, active employee engagement and client communication, and built redundancy for critical services and infrastructure, however there can be no guarantee that this will be effective to mitigate these risks.
Ultimately, the extent to which CI’s business, financial condition and results of operations will be impacted by the COVID-19 pandemic, including the extensive attempts to mitigate its effects, is uncertain and will depend on future developments, which are unpredictable and rapidly evolving.
LIQUIDITY RISK
Liquidity risk is the risk that CI may not be able to generate sufficient funds and within the time required in order to meet its obligations as they come due. While CI currently has access to financing, unfavourable market conditions may affect the ability of CI to obtain loans or make other arrangements on terms acceptable to CI.
LIQUIDITY RISK FOR THE ASSET MANAGEMENT SEGMENT
CI is also exposed to the risk of its investment funds not being able to meet their redemption obligations due to an inability to liquidate the underlying assets in a timely manner. This could be caused by insufficient liquid assets in the fund, an unexpected spike in redemptions triggered by negative market information, sentiment or contagion, adverse liquidity conditions in the financial markets, procedural issues that may delay the liquidation of securities or other factors. Inability to meet its redemption obligations may lead to legal liability, regulatory action and reputational damage. CI has robust mechanisms in place to monitor and maintain adequate liquidity in its investment fund portfolios at all times. However, CI has no control over extreme market events that may result in the sudden loss of liquidity or trigger a run on the funds.
REGULATORY AND LEGAL RISK
CI’s business is dependent upon compliance with and continued registration under securities laws in all jurisdictions in which CI and its subsidiaries carry on business. Laws and regulations applied at the national and provincial or state level generally grant governmental agencies and self-regulatory bodies broad administrative discretion over the activities of CI, including the power to limit or restrict business activities as well as impose additional disclosure requirements on CI products and services. Possible sanctions include the revocation or imposition of conditions on licenses to operate certain businesses, the suspension or expulsion from a particular market or jurisdiction of any of CI’s business segments or its key personnel or financial advisors, and the imposition of fines and censures. It is also possible that the laws and regulations governing a subsidiary’s operations

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or particular investment products or services could be amended or interpreted in a manner that is adverse to CI. To the extent that existing or future regulations affecting the sale or offering of CI’s product or services or CI’s investment strategies cause or contribute to reduced sales of CI’s products or lower margins or impair the investment performance of CI’s products, CI’s aggregate assets under management and its revenues may be adversely affected. In addition, the ongoing change in the securities regulatory environment governing CI’s business may require additional human resources and operations which will increase costs.
Given the nature of CI’s business, CI may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing CI, its directors, officers, employees or agents in this respect include potential liability for violations of corporate laws, securities laws, stock exchange rules and misuse of investors’ funds. Some violations of corporate laws, securities laws or stock exchange rules could result in civil liability, fines, sanctions, or expulsion from a self- regulatory organization or the suspension or revocation of CI’s right to carry on an existing business. CI may incur significant costs in connection with such potential liabilities.
OPERATIONAL RISK
Operational risk is the risk of loss resulting from inadequate or failed internal processes or systems. The operational risk that CI is exposed to may arise from, technology failures, business disruption, theft and fraud, failure of key third parties, employee errors, processing and execution errors, and inaccurate or incomplete client information. Operational risk may result in a financial loss but can also lead to regulatory sanctions and harm to CI’s reputation. Operational risk driven by people and processes are mitigated through human resources policies and practices, and a strong internal control environment. Operational risks driven by systems and services are managed through controls over technology development and change management as well as enhanced procedures for oversight of third-party service providers. While CI continuously monitors its operational risks, there can be no assurances that CI’s internal control procedures can mitigate all operational risks.
KEY PERSONNEL RISK
The success of CI is dependent to a significant degree upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient numbers of qualified senior management personnel, could adversely affect CI’s business. The retention of these key managers and the identification and development of the next generation of managers is an area of focus for CI. CI has not purchased any “key person” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.
The success of CI is also dependent upon, among other things, the skills and expertise of its human resources, including the management and investment personnel with specialized skills related to, among other things, marketing, risk management, credit, information technology, accounting, administrative operations and legal affairs. These highly skilled and often highly specialized individuals play an important role in developing, implementing, operating, managing and distributing CI’s products and services. Accordingly, the recruitment and retention of skilled personnel, continuous training and transfer of knowledge are key activities that are essential to CI’s performance. CI has taken, and will continue to take, steps to encourage our key employees to remain employed at CI, including the implementation of long-service awards, employee engagement strategies

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and enhanced transparency measures with respect to compensation. In addition, the focus on asset growth and the reliance on investment performance to sell financial products has increased the demand for experienced and high- performing portfolio managers. Compensation packages for these managers may increase at a rate well in excess of inflation and well above the rates of increase observed in other industries and the rest of the labour market. The loss of these individuals or an inability to attract, retain and motivate a sufficient number of qualified personnel could result in a loss of clients and a decline in sales and adversely affect CI’s business.
The market for financial advisors is extremely competitive and is increasingly characterized by frequent movement by financial advisors among different firms. Individual financial advisors CI’s Wealth Management businesses have regular direct contact with clients, which can lead to a strong and personal client relationship based on the client’s trust in the individual financial advisor. The loss of a significant number of financial advisors from any of CI’s Wealth Management businesses could lead to the loss of client accounts which could have a material adverse effect on the results of operations and prospects of that business and, in turn, CI. Although CI uses or have used a combination of competitive compensation structures and equity with vesting provisions as a means of seeking to retain financial advisors, there can be no assurance that financial advisors will be retained.
REPUTATION RISK
Reputation risk is the potential negative impact of a deterioration of CI’s image or lower public confidence in the CI brand, its senior management or its products and services. Operational errors, poor performance, regulatory investigation or sanctions, litigation or employee misconduct could result in reputational harm to CI. Through its Codes of Conduct, governance practices, risk management programs, policies, procedures and training, CI attempts to prevent and detect any activities by CI officers, directors, and employees that would harm CI’s reputation. While all employees, directors and officers are expected to protect the reputation of CI, there can be no assurances that unauthorized or unsuccessful activities may result in damage to CI’s reputation, which could adversely affect CI’s business and profitability.
CREDIT RISK
Credit risk is the risk of loss associated with the inability of a third party to fulfill its payment obligations. CI is exposed to the risk that third parties that owe it money, securities or other assets will not perform their obligations. These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries, as well as issuers whose securities are held by CI. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. CI does not have significant exposure to any individual counterparty. Credit risk is mitigated by regularly monitoring the credit performance of individual counterparties and holding collateral where appropriate.
One of the primary sources of credit risk arises when CI extends credit to clients to purchase securities by way of margin lending. Margin loans are due on demand and are collateralized by the financial instruments in the client’s account. CI faces a risk of financial loss in the event a client fails to meet a margin call if market prices for securities held as collateral decline and if CI is unable to recover sufficient value from the collateral held. The credit extended is limited by regulatory requirements and by CI’s internal credit policy.

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INSURANCE RISK
CI maintains various types of insurance which include financial institution bonds, errors and omissions insurance, directors’, trustees’ and officers’ liability insurance, agents’ insurance, general commercial liability insurance, and cyber liability insurance. Management evaluates the adequacy of CI’s insurance coverage on an ongoing basis. However, there can be no assurance that a claim or claims will not exceed the limits of available insurance coverage, that any insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost or that any insurer will not dispute coverage of certain claims due to ambiguities in the relevant policies. A judgment against CI in excess of available coverage could have a material adverse effect on CI both in terms of damages awarded and the impact on the reputation of CI.
TAXATION RISK
CI is subject to various uncertainties concerning the interpretation and application of Canadian tax laws. CI Investments is considered a large case file by the Canada Revenue Agency and, as such, is subject to audit each year. There is a significant lag between the end of a fiscal year and when such audits are completed. Therefore, at any given time, several years may be open for audit and/or adjustments. While CI regularly assesses the likely outcome of these audits in order to determine the appropriateness of its tax provision, there can be no assurance that CI will accurately predict the outcomes of these audits. If tax authorities disagree with CI’s application of such tax laws, CI’s profitability and cash flows could be adversely affected.

SHARE CAPITAL
As at December 31, 2020, CI had 210,358,710 shares outstanding.
Employee Incentive Share Option Plan: At December 31, 2020, 2.6 million options to purchase shares were outstanding, of which 2.0 million options were exercisable at prices ranging from $27.44 to $28.67.
Restricted Share Unit (“RSU”) Plan: 503,737 RSUs were outstanding as at December 31, 2020.
Deferred Share Unit (“DSU”) Plan: 32,643 DSUs were outstanding as at December 31, 2020.
Additional details about the above Plans can be found in Note 6 to the Interim Condensed Consolidated Financial Statements.

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CONTRACTUAL OBLIGATIONS
The table that follows summarizes CI’s contractual obligations at December 31, 2020.

TABLE 16: PAYMENTS DUE BY YEAR
[millions of dollars]	Total	1 year or less	2	3	4	5	More than 5 years
Long-term debt	2,466.0	200.0	—	325.0	350.0	450.0	1,141.0
Leases	85.4	17.7	16.5	15.1	14.7	12.7	8.7
Total	2,551.4	217.7	16.5	340.1	364.7	462.7	1,149.7
SIGNIFICANT ACCOUNTING ESTIMATES
The December 31, 2020 Consolidated Financial Statements have been prepared in accordance with IFRS. For a discussion of all significant accounting policies, refer to Note 1 of the Notes to the Consolidated Financial Statements. Note 3 provides a discussion regarding the methodology used for business acquisitions. Note 5 provides a discussion regarding the recoverable amount of CI’s goodwill and intangible assets compared to its carrying value.
DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), together with management, are responsible for the design of CI’s disclosure controls and procedures as defined in National Instrument 52-109 (NI 52-109). Management evaluated, with participation of the CEO and CFO, the effectiveness of the disclosure controls and procedures as at December 31, 2020. Based on this evaluation, the CEO and CFO have concluded that they are reasonably assured these disclosure controls and procedures were effective as at December 31, 2020 and that material information relating to CI was made known to them within the time periods specified under applicable securities legislation. Management, under the supervision of the CEO and CFO, is responsible for the design and maintenance of adequate internal controls over financial reporting as defined in NI 52-109 for the purposes of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, due to its inherent limitations, internal controls over financial reporting can only provide reasonable, not absolute, assurance that the financial statements are free of misstatements. The COSO 2013 Framework was used to assist management, along with the CEO and CFO, in the evaluation of these internal control systems. Management, under the direction of the CEO and CFO, concluded that the internal controls over financial reporting were effective as at December 31, 2020. Management used various tools to evaluate internal controls over financial reporting which included interaction with key control systems, review of policy and procedure documentation, observation or reperformance of control procedures to evaluate the effectiveness of controls and concluded that these controls are effective. For the quarter ended December 31, 2020, there have been no changes to the internal controls that have materially affected, or are reasonably likely to affect, internal controls over financial reporting

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Additional information relating to CI, including the most recent audited annual financial statements, management information circular and annual information form, is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com. Information contained in or otherwise accessible through the websites mentioned in this MD&A does not form part of, and is not incorporated by reference into, this MD&A.

Q4 Financial Report	36	December 31, 2020